UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 13, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Additional Debt Financing

Initial Acquisition of Controlled Subsidiary Investment – Enclave at Lake Ellenor JV, LLC

On November 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Enclave at Lake Ellenor JV, LLC (the “RSE REM Controlled Subsidiary”), for an initial purchase price of $7,650,000, which was the initial stated value of our equity interest in the RSE REM Controlled Subsidiary (the “RSE REM Investment”). The RSE REM Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 296 units located at 2100 W Oak Ridge Road in Orlando, FL (the “Enclave at Lake Ellenor”). The closing of both the initial RSE REM Investment and Enclave at Lake Ellenor occurred concurrently. The RSE Jacksonville Controlled Subsidiary is managed by the principals of American Landmark Jax2 Management LLC (“American Landmark”). Pursuant to the agreements governing the RSE REM Investment (the “RSE REM Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE REM Controlled Subsidiary, including the Lake Ellenor Property. The investment strategy for the property was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and, 3) pursue additional fee-income where feasible.

Incremental Debt Financing

Enclave at Lake Ellenor was acquired for a purchase price of approximately $26,200,000. At an additional cost of approximately $2,200,000, American Landmark has completed the underwritten value-add plan. The interior-unit renovations included kitchen countertops, cabinets, lighting, faucets, black appliance package, plank flooring in wet areas and throughout the units’ main area, curved shower rods, bathroom cabinets, faucets, lighting and faux wood blinds.

As of June 30, 2018, occupancy was 95.3% and average monthly in-place rent was $1,043 per unit. As of June 30, 2018, trailing 12-month net operating income (“NOI”) had increased 24% compared to the trailing 12-month performance prior to acquisition.

At the initial closing, Key Bank and Fannie Mae provided a $19,676,000 senior secured loan to finance the acquisition and renovation of the property, with a 12/1/26 maturity date and a 4.46% fixed interest rate (the “Ellenor Senior Loan”). On July 13, 2018, Key Bank and Fannie Mae provided a $7,474,000 supplemental loan (the “Ellenor Supplemental Loan”) that is coterminous with the initial loan and has a 5.59% fixed interest rate. As of July 13, 2018, the combined loan balance is $27,150,000 and the loan-to-value ratio based on a lender-engaged appraisal is 74%. The appraisal value of $36,600,000 represents a 40% increase in value compared to the $26.2 million purchase price.

Distribution from Enclave at Lake Ellenor JV, LLC

As a result of the Ellenor Supplemental Loan, we have received a cash distribution of approximately $5,575,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 23, 2018